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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Tarragon Realty Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

876287-10-3

(CUSIP Number)

William S. Friedman 1775 Broadway, 23rd Floor New York, NY 10019	Kathryn Mansfield 3100 Monticello Ave., Ste. 200 Dallas, TX 75205
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 876287-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

William S. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power
Number of		946,940

Shares	8.	Shared Voting Power
		1,463,724
Beneficially

Owned by Each	9.	Sole Dispositive Power
		946,940
Reporting

Person	10.	Shared Dispositive Power

With		1,463,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,410,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

20.4%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 876287-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lucy N. Friedman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power
Number of		2,619,716

Shares	8.	Shared Voting Power
		1,463,724
Beneficially

Owned by Each	9.	Sole Dispositive Power
		2,619,716
Reporting

Person	10.	Shared Dispositive Power

With		1,463,724

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,083,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

34.5%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 876287-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Beachwold Partners, L.P., FEI 75-2568292

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Texas

	7.	Sole Voting Power
Number of		998,942

Shares	8.	Shared Voting Power
		-0-
Beneficially

Owned by Each	9.	Sole Dispositive Power
		998,942
Reporting

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

998,942

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

8.45%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP NO. 876287-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tarragon Capital Corporation, FEI 75-2340089

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Texas

	7.	Sole Voting Power
Number of		226,394

Shares	8.	Shared Voting Power
		238,388
Beneficially

Owned by Each	9.	Sole Dispositive Power
		226,394
Reporting

Person	10.	Shared Dispositive Power

With		238,388

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

464,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

3.93%

14.	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 876287-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tarragon Partners, Ltd., FEI 75-2340088

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Texas

	7.	Sole Voting Power
Number of		238,388

Shares	8.	Shared Voting Power
		-0-
Beneficially

Owned by Each	9.	Sole Dispositive Power
		238,388
Reporting

Person	10.	Shared Dispositive Power

With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

238,388

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

2%

14.	Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer.

     This Amendment No. 11 to Statement on Schedule 13D (“Amendment No. 11”) is a further amendment to Schedule 13D and amendments Nos. 1 through 10 thereto previously filed with the Securities and Exchange Commission relating to shares of Common Stock, par value $0.01 per share, of Tarragon Realty Investors, Inc., a Nevada corporation (the “Issuer” or “Tarragon”), which has its principal executive offices at 1775 Broadway, 23rd Floor, New York, New York 10019. The CUSIP number of the Tarragon common stock is 876287-10-3.

     This Amendment No. 11 is being filed due to an increase by more than one percent (1%) in the percentage ownership of the “Reporting Persons” described below, in part as a result of a “split” of the Issuer’s common stock, resulting in an increase in the number of shares of common stock outstanding.

Item 2. Identity and Background.

     (a)-(f) This Amendment No. 11 is being filed on behalf of William S. Friedman, Lucy N. Friedman, Beachwold Partners, L.P., a Texas limited partnership, Tarragon Capital Corporation, a Texas corporation, and Tarragon Partners, Ltd., a Texas limited partnership whose sole general partner is Tarragon Capital Corporation, all of whom are sometimes collectively referred to herein as the “Reporting Persons.” The business address of each of the Reporting Persons has been changed to 1775 Broadway, 23rd Floor, New York, NY 10019.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired a total of 1,676,795 shares of Tarragon common stock as a result of a 3-for-2 stock split by the Issuer effective February 14, 2003. No funds were required of the Reporting Persons to acquire these shares.

Item 5. Interest in Securities of the Issuer.

     (a)  As of February 18, 2003, after giving effect to the 3 for 2 stock split by the Issuer effective February 14, 2003, the Reporting Persons collectively own and hold an aggregate of 5,030,380 shares of Tarragon common stock which constitutes approximately 42.6% of the total number of 11,816,204 shares of Tarragon common stock outstanding at February 18, 2003. As of February 18,2003, each of the Reporting Persons own the number of shares of Tarragon common stock set forth opposite their respective names below:

Number of Shares
of Tarragon common stock owned
Reporting Person	as of February 18, 2003

Beachwold Partners, L.P.	998,942
Tarragon Capital Corporation	226,394
Tarragon Partners, Ltd.	238,388
Lucy N. Friedman	2,548,547
William S. Friedman	946,940
Lucy N. Friedman as custodian for minor son, Samuel Friedman	71,169

TOTAL	5,030,380

     The total shares owned by the Reporting Persons described above does not include (i) 167,729 shares of Tarragon common stock and 1,000 shares of Tarragon 10% Cumulative Preferred Stock held by Ezra Friedman, an adult son of William S. and Lucy N. Friedman, (ii) 123,878 shares of Tarragon common stock held by Tanya Friedman, an adult daughter of William S. and Lucy N. Friedman, or (iii) 70,610 shares of Tarragon common stock held by Gideon Friedman, an adult son of William S. and Lucy N. Friedman. William S. and Lucy N. Friedman disclaim beneficial ownership of such shares.

     (b)  The Reporting Persons have the sole power to vote the 5,030,380 shares of Tarragon common stock of the Issuer and, subject to compliance with applicable securities laws, the Reporting Persons have the sole power to dispose of all of such 5,030,380 shares of Tarragon common stock.

     (c)  During the 60 calendar days ended February 18, 2003, the Reporting Persons engaged in the following transactions in shares of Tarragon common stock:

(i) In connection with the 3 for 2 stock split by the Issuer effective February 14, 2003 the following Reporting Persons became entitled to and the owner of record of a total of 5,030,380 shares of Tarragon common stock:

A. Beachwold Partners, L.P. received 332,981 shares.

B. Tarragon Capital Corporation received 75,465 shares.

C. Tarragon Partners, Ltd. received 79,463 shares.

D. Lucy N. Friedman as Custodian received 23,723 shares.

E. Lucy N. Friedman received 849,516 shares.

F. William S. Friedman, individually, received 315,647 shares.

(ii) On January 21, 2003 Beachwold received a gift of 6,000 shares of Tarragon common stock from Mrs. Jane Norman, the mother of Lucy N. Friedman.

(iii) On October 4, 2000 Lucy N. Friedman made a gift of 500,000 shares of Tarragon common stock to her spouse, William S. Friedman.

     (d)  No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 5,030,380 shares of Tarragon common stock held by the Reporting Persons.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     William S. Friedman and Lucy N. Friedman hold options covering an aggregate of 635,250 shares of Tarragon common stock at prices ranging between $7.16 and $8.82 per share (as adjusted for two separate ten percent (10%) stock dividends by the Issuer and the 3 for 2 stock split effective February 14, 2003) pursuant to separate Stock Option Agreements, each dated effective as of November 24, 1998 for (a) William S. Friedman which cover and provide for (i) 136,125 shares for ten years (expiring November 24, 2008) at an exercise price of $7.16 per share, (ii) 90,750 shares for ten years (expiring November 24, 2008) at an exercise price of $8.26 per share, and (iii) 90,750 shares for ten years (expiring November 24, 2008) at an exercise price of $8.82 per share; and (b) Lucy N. Friedman which cover and provide for (i) 136,125 shares for ten years (expiring November 24, 2008) at an exercise price of $7.16 per share, (ii) 90,750 shares for ten years (expiring November 24, 2008) at an exercise price of $8.26 per share, and (iii) 90,750 shares for ten years (expiring November 24, 2008) at an exercise price of $8.82 per share.

     William S. Friedman also holds options covering an aggregate of 816,750 shares of Tarragon common stock pursuant to a Stock Option Agreement dated effective as of November 24, 1998 for a term of ten years (expiring November 24, 2008) at an exercise price of (i)$6.61 per share for 453,750 shares of Tarragon common stock, and (ii) $8.26 per share for an additional 363,000 shares of Tarragon common stock (all as adjusted for two separate ten percent (10%) stock dividends by the Issuer and the 3 for 2 stock split effective February 14, 2003).

     Lucy N. Friedman pledged 255,000 shares of Tarragon common stock, Beachwold Partners, L.P. pledged 450,000 shares of Tarragon common stock and Tarragon Partners, Ltd. pledged 270,000 shares of Tarragon common stock (all as adjusted for the 3 for 2 stock split by the Issuer effective February 14, 2003) as collateral for a $10 million revolving bank loan by SouthTrust Bank, an Alabama banking corporation, to the Issuer. The pledge is an accommodation pledge by the Reporting Persons, who have each retained separate voting power over such securities, subject to SouthTrust Bank’s right to exercise voting and investment power over such securities in the event of a default by the Issuer in payment or performance under the loan agreement. On November 15, 2002, the Issuer agreed to indemnify the Reporting Persons from and against any liability resulting from their accommodation pledges, and to secure such obligation, to pledge an equal number of shares of its treasury stock to the Reporting Persons.

     William S. Friedman made an accommodation pledge of 300,000 shares of Tarragon common stock as collateral for a $2 million revolving bank loan by Regions Bank, an Alabama banking corporation, to the Issuer. Mr. Friedman has retained voting power over such securities, subject to Regions Bank’s right to exercise voting and investment power over such securities in the event of a default by the Issuer in payment or performance under the loan agreement. On December 9, 2002, the Issuer agreed to indemnify Mr. Friedman from and against any liability resulting from this accommodation pledge, and to secure such obligation, to pledge to him an equal number of shares of its treasury stock.

     Certain other shares of Tarragon common stock may be deemed to be “collateral” for loans to the Reporting Persons pursuant to margin or other account arrangements with bankers and brokerage firms. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the Tarragon common stock and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or options arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURES

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 11 to Statement on Schedule 13D is true, complete and correct.

Dated: February 28, 2003

BEACHWOLD PARTNERS, L.P., acting by, through and under one of its general partners	TARRAGON CAPITAL CORPORATION

By: /s/ WILLIAM S. FRIEDMAN William S. Friedman, General Partner	By: /s/ WILLIAM S. FRIEDMAN William S. Friedman, President

/s/ WILLIAM S. FRIEDMAN William S. Friedman, Individually	/s/ LUCY N. FRIEDMAN Lucy N. Friedman, Individually

TARRAGON PARTNERS, LTD.,
acting by, through and under
its sole general partner,
Tarragon Capital Corporation

By:	TARRAGON CAPITAL CORPORATION

By:	/s/ WILLIAM S. FRIEDMAN

William S. Friedman, President

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